UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                              (Rule 13d-102)

                      INFORMATION TO BE INCLUDED IN
            STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                      AND (d) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(b)


                        The Boyds Collection, Ltd.
                        _________________________
                             (Name of Issuer)

                 Common Stock, par value $.0001 per share
                __________________________________________
                      (Title of Class of Securities)

                               103354 10 6
                               ___________
                              (CUSIP Number)

                              March 4, 1999
                              ______________
         (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/  Rule 13d-1(b)
     /_/  Rule 13d-1(c)
     /_/  Rule 13d-1(d)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103354 10 6


                1)   Name of Reporting Person
                     S.S. or I.R.S. Identification No. of
                     Above Person:

                     Gary M. Lowenthal

                2)   Check the Appropriate Box if a Member
                     of a Group (See Instructions):         (a) /_/
                                                            (b) /_/

                3)   SEC Use Only

                4)   Citizenship or Place of Organization:  Delaware

   Number of    5)   Sole Voting Power:  10,174,529
    Shares
 Beneficially   6)   Shared Voting Power:  0
   Owned by
Each Reporting  7)   Sole Dispositive Power:  10,174,529
  Person With
                8)   Shared Dispositive Power:

                9)   Aggregate Amount Beneficially Owned
                     by Each Reporting Person:  10,174,529

                10)  Check Box if the Aggregate Amount in
                     Row (9) Excludes Certain Shares (See
                     Instructions):                            /_/

                11)  Percent of Class Represented by
                     Amount in Row (9):  16.4%

                12)  Type of Reporting Person (See Instructions):  IN







                           (Page 2 of 6 Pages)

                               SCHEDULE 13G


Item 1(a).  Name of Issuer:

            The Boyds Collection, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            350 South Street
            McSherrystown, PA  17344

Item 2(a).  Name of Persons Filing:

            Gary M. Lowenthal

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o The Boyds Collection, Ltd.
            350 South Street
            McSherrystown, PA  17344

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

            103354 10 6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

            (b) /_/   Bank as defined in section 3(a)(6) of the Exchange
                      Act.

            (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d) /_/ Investment company registered under Section 8 of the Investment Company Act.

            (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


                           (Page 3 of 6 Pages)

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          (f) /_/   An employee benefit plan or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) /_/   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

          If this statement is filed pursuant to Rule 13d-1(c), check this
          box.   /_/

Item 4.  Ownership.

          (a)  Amount Beneficially Owned

               Mr. Lowenthal holds directly 5,682,463 shares of Common
          Stock.

               The GJL L.L.C. ("GJL") holds directly 4,492,066 shares of Common Stock. Mr. Lowenthal is the sole managing member of GJL. Because Mr. Lowenthal has voting and investment control over such shares held by GJL, Mr. Lowenthal may be deemed to be the beneficial owner of such shares.

          (b)  Percent of Class

               See Item 11 of the cover page, which is based upon Item 5 of the cover page. See Item 4(a).

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                    See Item 5 of the cover page.

               (ii)  shared power to vote or to direct the vote

                    See Item 6 of the cover page.

               (iii)  sole power to dispose or to direct the disposition of

                    See Item 7 of the cover page.



                           (Page 4 of 6 Pages)

               (iv)  shared power to dispose or to direct the disposition of

                    See Item 8 of the cover page.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
     securities, check the following  [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certifications.

               Not applicable.























                           (Page 5 of 6 Pages)

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                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /s/ Gary M. Lowenthal
                                     _____________________________

                                     Gary M. Lowenthal




August 26, 1999






































                           (Page 6 of 6 Pages)